Mail Stop 3561

January 26, 2007

Mr. Anthony N. DeMint, President
Accessory Specialists, Inc.
770 E. Warm Springs Rd., Suite 250
Las Vegas, NV 89119

      Re: **Accessory Specialist Inc.**
              Form 10-KSB/A-2 for Fiscal Year Ended
              December 31, 2005
              Filed September 21, 2006
              Form 10-QSB for Fiscal Quarter Ended June 30, 2006
              File No. 0-29353

Dear Mr. DeMint:

We have reviewed your amended filings and supplemental response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB/A-2 for Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-1

1. We note your revisions with respect to our prior comment 3. The cumulative period from inception to the balance sheet date must be covered in the audit report. We note that neither report (2004 or 2005) addresses the respective cumulative period. We see that the report covering the 2004 financial statements as presented in the 2004 10-KSB addresses the cumulative period from inception to December 31, 2004. Please advise the predecessor auditor to revise its reissued

report to include this period and the revised report should be filed in the 2005 10-KSB. Please advise the successor auditor to revise its report to cover the cumulative period from inception to December 31, 2005. The successor may rely upon the work of the predecessor auditor with respect to the cumulative period through December 31, 2004 subject to the audit requirements.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

2. We note your revisions with respect to our prior comment 2 in the Form 10-QSB as of March 31, 2006 and Form 10-KSB as of December 31, 2005. However, you do not appear to have filed an amended Form 10-QSB as of June 30, 2006 with respect to this comment. Please revise this Form accordingly.

Certifications

3. Please revise to include the currently signed certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act for the Form 10-KSB as of December 31, 2005 and for the Forms 10-QSB as of March 31, 2006 and June 30, 2006.

Please file the applicable amended Forms and respond to these comments no later than February 9, 2006 or tell us when you will provide us with a response. Please submit your correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments. You may contact Raquel Howard, at (202) 551-3291 or Tia L. Jenkins at (202) 551-3871 if you have any questions regarding the above comments.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc: Stoecklein Law Group
        Donald J. Stoecklein, Esq.
        Phone: (619) 595-4882
        Facsimile: (619) 595-4883